# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARTER COMMUNICATIONS, INC. /MO/, CIK 0001091667
CUSIP: 16119P108
Title of class of securities: Class A Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0001106770
Persons authorized to receive notices and communications: Michael D. Fricklas, Advance/Newhouse Partnership, One World Trade Center, New York, New York (NY), 10007, (212) 286-6900; Robert B. Schumer, Esq., Paul, Weiss, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000; Michael Vogel, Esq., Paul, Weiss, 1285 Avenue of the Americas, New York, New York (NY), 10019, (212) 373-3000

## Reporting persons
- Advance/Newhouse Partnership (CIK 0001106770): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,810,488; shared voting power 0; sole dispositive power 18,810,488; shared dispositive power 0; aggregate amount beneficially owned 18,810,488 (12.34% of the class)
  Comment: Row (2): The Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among the Issuer, former Charter Communications, Inc., Liberty Broadband Corporation ("Liberty") and Advance/Newhouse Partnership ("A/N") as amended on May 18, 2016 (the "Second Amended and Restated Stockholders Agreement") contains provisions relating to the ownership and voting by the Reporting Persons in respect of their A/N Notional Shares (as defined below). The Reporting Persons expressly disclaim the existence of and membership in a group with Liberty. See Item 6 of the Schedule 13D.
  
  Row (2): Michael A. Newhouse, who beneficially owns 5,263 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, Director and Executive Vice President of Newhouse Broadcasting Corporation, Director and Co-President of Advance Publications Inc. and Executive Vice President of Advance/Newhouse Partnership. Samuel I. Newhouse, III, who beneficially owns 489 shares of Class A Common Stock, is a Trustee of Advance Long-Term Management Trust, a Director and Executive Vice President of Newhouse Broadcasting Corporation, a Director and Co-President of Advance Publications, Inc. and Executive Vice President of Advance/Newhouse Partnership. The Reporting Persons expressly disclaim the existence of and membership in a group with Michael A. Newhouse and Samuel I. Newhouse, III.
  
  Rows (7), (9) and (11): Consists of (i) 3,136,511 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock") of the Issuer and (ii) 15,673,977 shares of Class A Common Stock issuable upon conversion of the Class B Common Units ("Class B Common Units") of Charter Communications Holdings, LLC ("Charter Holdings"), in each case, held by A/N. Upon request by A/N, the 15,673,977 Class B Common Units owned by A/N will be converted, at the Issuer's option, into either (x) shares of Class A Common Stock of the Issuer on a one-for-one basis or (y) cash based on the volume-weighted average price of the Class A Common Stock for the two consecutive trading days immediately prior to the date of delivery of an exchange notice by A/N. A/N also owns one share of Class B Common Stock of the Issuer, which entitles A/N to vote on any matter submitted for a vote of the holders of Class A Common Stock of the Issuer such number of votes equal to the number of shares of Class A Common Stock into which the Class B Common Units held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A Common Stock of the Issuer are delivered upon conversion or exchange (the "A/N Notional Shares"). Does not include the 5,263 shares of Class A Common Stock beneficially owned by Michael A. Newhouse or the 489 shares of Class A Common Stock beneficially owned by Samuel I. Newhouse, III.
  
  Row (13): For purposes of calculating beneficial ownership in this statement on Schedule 13D (this "Statement"), the total number of shares of Class A Common Stock outstanding as of June 30, 2025, is approximately 136.59 million. The percentage provided represents the number of shares of Class A Common Stock beneficially owned by the applicable Reporting Person on an as-converted, as-exchanged basis divided by the sum of (i) the amount of Class A Common Stock outstanding as of June 30, 2025, plus (ii) the amount of Class A Common Stock issued upon exchange of the 150,266 Class B Common Units pursuant to the previously disclosed letter agreement, dated as of December 23, 2016 (as amended by the previously disclosed letter agreement, dated as of December 21, 2017 and supplemented by the letter agreement dated February 23, 2021, the "Share Repurchase Agreement"), plus (iii) the amount of Class A Common Stock issuable upon exchange or conversion, as applicable, of the Class B Common Units held by A/N.
- Newhouse Broadcasting Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,810,488; shared voting power 0; sole dispositive power 18,810,488; shared dispositive power 0; aggregate amount beneficially owned 18,810,488 (12.34% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.
- Advance Publications, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,810,488; shared voting power 0; sole dispositive power 18,810,488; shared dispositive power 0; aggregate amount beneficially owned 18,810,488 (12.34% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.
- Newhouse Family Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,810,488; shared voting power 0; sole dispositive power 18,810,488; shared dispositive power 0; aggregate amount beneficially owned 18,810,488 (12.34% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.
- Advance Long-Term Management Trust: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,810,488; shared voting power 0; sole dispositive power 18,810,488; shared dispositive power 0; aggregate amount beneficially owned 18,810,488 (12.34% of the class)
  Comment: Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 Par Value
Name of issuer: CHARTER COMMUNICATIONS, INC. /MO/
Address of issuer's principal executive offices: 400 Washington Blvd., Stamford, Connecticut (CT), 06902
Comment:
This Amendment No. 19 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), which was jointly filed on May 27, 2016, the amended Statement on Schedule 13D, which was jointly filed on December 28, 2016, the amended Statement on Schedule 13D, which was jointly filed on December 21, 2017, the amended Statement on Schedule 13D, which was jointly filed on August 6, 2018, the amended Statement on Schedule 13D, which was jointly filed on July 30, 2019, the amended Statement on Schedule 13D, which was jointly filed on February 5, 2020, the amended Statement on Schedule 13D, which was jointly filed on March 2, 2021, the amended Statement on Schedule 13D, which was jointly filed on March 30, 2021, the amended Statement on Schedule 13D, which was jointly filed on February 8, 2022, the amended Statement on Schedule 13D, which was jointly filed on February 15, 2022, the amended Statement on Schedule 13D, which was jointly filed on February 23, 2022, the amended Statement on Schedule 13D, which was jointly filed on March 1, 2022, the amended Statement on Schedule 13D, which was jointly filed on March 3, 2022, the amended Statement on Schedule 13D, which was jointly filed on March 21, 2023, the amended Statement on Schedule 13D, which was jointly filed on July 25, 2023, the amended Statement on Schedule 13D, which was jointly filed on October 5, 2023, the amended Statement on Schedule 13D, which was jointly filed on October 17, 2023, the amended Statement on Schedule 13D, which was jointly filed on November 2, 2023, the amended Statement on Schedule 13D, which was jointly filed on May 20, 2025 and is filed on behalf of Advance/Newhouse Partnership, a New York general partnership ("A/N"), Newhouse Broadcasting Corporation, a New York Corporation ("NBCo"), Advance Publications, Inc., a New York corporation ("API"), Newhouse Family Holdings, L.P., a Delaware limited partnership ("NFH") and Advance Long-Term Management Trust, a New Jersey trust ("Advance Long-Term Trust" and, together with A/N, NBCo, API and NFH, the "Reporting Persons" and each, a "Reporting Person") with respect to (i) the shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), of Charter Communications, Inc., a Delaware corporation (the "Issuer" or "Charter") that are directly or indirectly held by the Reporting Persons and (ii) the shares of Class A Common Stock into which the Class B Common Units ("Class B Common Units") of Charter Communications Holdings, LLC ("Charter Holdings") that are directly or indirectly held by the Reporting Persons are exchangeable or convertible, as applicable.

On August 4, 2025, pursuant to the terms of the Share Repurchase Agreement, A/N delivered to the Issuer a suspension notice (the "Suspension Notice") which suspended the share repurchase program under the Share Repurchase Agreement (such suspension, the "Suspension of the Share Repurchases"). In the Suspension Notice, A/N has informed the Issuer that A/N presently intends for the suspension to continue through the consummation of the closing of the transactions contemplated by the Transaction Agreement, dated as of May 16, 2025, by and between Charter, Charter Holdings and Cox Enterprises, Inc. (the "Transaction Agreement"), or the termination thereof, but reserves the right to end such suspension before or after such time. This Amendment is being filed solely to disclose the Suspension of the Share Repurchases.

## Item 4. Purpose of Transaction
Purpose of transaction: The information with respect to the Suspension of the Share Repurchases forth in Item 5(c) is incorporated herein by reference to the extent responsive to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented to read as follows:

(a) The Reporting Persons are the beneficial owner of 18,810,488 shares of Class A Common Stock (including Class B Common Units on an as-converted, as-exchanged basis). The 18,810,488 shares of Class A Common Stock constitute approximately 12.34% of the outstanding shares of Class A Common Stock, based on approximately 136.59 million shares of Class A Common Stock outstanding as of June 30, 2025. In addition, Michael A. Newhouse is the beneficial owner of 5,263 shares of restricted Class A Common Stock received by him in connection with his services as a director of the Issuer and Samuel I. Newhouse, III, is the beneficial owner of 489 shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and supplemented to read as follows:

(b) The Reporting Persons have the sole power to (i) vote or direct the voting of 18,810,488 shares of Class A Common Stock beneficially owned by them as described in the Schedule 13D (including Class B Common Units on an as-converted, as-exchanged basis) and (ii) dispose or direct the disposition of such shares, in each case, subject to the terms of the previously disclosed Operating Agreement, Exchange Agreement and Second Amended and Restated Stockholders Agreement, as described in the Schedule 13D. Michael Newhouse has sole voting and dispositive power over 5,263 shares of restricted Class A Common Stock beneficially owned by him. Samuel I. Newhouse, III, has sole voting and dispositive power over the 489 shares of Class A Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: On August 4, 2025, pursuant to the terms of the Share Repurchase Agreement, A/N delivered to the Issuer the Suspension Notice which suspended the share repurchase program under the Share Repurchase Agreement. In the Suspension Notice, A/N has informed the Issuer that A/N presently intends for the suspension to continue through the consummation of the closing of the transactions contemplated by the Transaction Agreement or the termination thereof, but reserves the right to end such suspension before or after such time. The Suspension Notice is attached hereto as Exhibit 1 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Suspension of the Share Repurchases set forth in Item 5(c) is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Suspension Notice, dated August 4, 2025

## Signatures
- Advance/Newhouse Partnership: /s/ Oren Klein, Oren Klein, Chief Financial Officer (08/04/2025)
- Newhouse Broadcasting Corporation: /s/ Oren Klein, Oren Klein, Chief Financial Officer (08/04/2025)
- Advance Publications, Inc.: /s/ Oren Klein, Oren Klein, Chief Financial Officer (08/04/2025)
- Newhouse Family Holdings, L.P.: /s/ Michael A. Newhouse, Michael A. Newhouse, Trustee, Advance Long-Term Management Trust as General Partner (08/04/2025)
- Advance Long-Term Management Trust: /s/ Michael A. Newhouse, Michael A. Newhouse, Trustee (08/04/2025)